EXHIBIT 21

Subsidiaries of TXNM Energy, Inc.

As of December 31, 2025, TXNM Energy, Inc. directly or indirectly owns all of the voting securities of the following subsidiaries:

Public Service Company of New Mexico, a New Mexico corporation that does business under the names “Public Service Company of New Mexico” and “PNM”.

PNM Energy Transition Bond Company I, LLC, a New Mexico corporation that does business under the name "ETBC I" (a wholly-owned subsidiary of PNM)

Texas-New Mexico Power Company, a Texas corporation that does business under the name “Texas-New Mexico Power Company” and “TNMP”.

TNP Enterprises, Inc., a Texas corporation that does business under its corporate name.

The remaining subsidiaries of TXNM Energy, Inc. considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" (as defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report.